UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-74589

National Wine & Spirits, Inc.

(Exact name of registrant as specified in its charter)

700 W. Morris Street

PO Box 1602

Indianapolis, IN 46206

(317) 636-6092

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10 1/8% Senior Notes Due 2009

(Title of each class of securities covered by the Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐
Approximate number of holders of record as of the certification or notice date: 15

Pursuant to the requirements of the Securities Exchange Act of 1934 National Wine & Spirits, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2007	National Wine & Spirits, Inc By: /s/ James E. LaCrosse James E. LaCrosse, Chairman and Chief Executive Officer